Exhibit 99.1

Correction Notice to Press Release Regarding Dividend Amount on Preferred Shares, Series B

CALGARY, AB, Dec. 14, 2021 /CNW/ - TransAlta Corporation (TSX: TA) (NYSE: TAC) announced today a correction to its press release issued December 13, 2021 in respect of the dividend amount declared on its Cumulative Redeemable Rate Reset First Preferred Shares, Series B (the "Series B shares"). In the press release, the dividend amount payable on March 31, 2022 to shareholders of record on March 1, 2022 was misstated as $0.53236 per Series B share.  The correct amount is $0.13309 per Series B share.

All currency is expressed in Canadian dollars.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals.

For more information about TransAlta, visit our web site at transalta.com.

View original content:https://www.prnewswire.com/news-releases/correction-notice-to-press-release-regarding-dividend-amount-on-preferred-shares-series-b-301444843.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2021/14/c1867.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 21:05e 14-DEC-21